UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No.5)*

Nu Skin Enterprises, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

67018T-10-5 (CUSIP Number)

December 31, 2001 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SCHEDULE 13G/A (AMENDMENT NO. 5)
CUSIP NO. 6 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Steven J. Lund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Steven J. Lund: United States of America

NUMBER OF	5	SOLE VOTING POWER Steven J. Lund: 1,689,435**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Steven J. Lund: 1,691,315**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Steven J. Lund: 1,689,435**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Steven J. Lund: 1,691,315**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Steven J. Lund: 3,380,750**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Steven J. Lund: 9.3%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Steven J. Lund: IN

SCHEDULE 13G/A (AMENDMENT NO. 5)
CUSIP NO. 6 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Kalleen Lund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Kalleen Lund: United States of America

NUMBER OF	5	SOLE VOTING POWER Kalleen Lund: 1,586,674**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Kalleen Lund: 104,641**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Kalleen Lund: 1,586,674**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Kalleen Lund: 104,641**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Kalleen Lund: 1,691,315**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Kalleen Lund: 4.8%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Kalleen Lund: IN

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

Item 1	(a)	Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

	(b)	Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2	(a)	Name of Person Filing:

This report is being filed by Steven J. Lund and Kalleen Lund (referred to individually by name and referred to collectively as the "Reporting Persons").

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person's principal business office is 75 West Center Street, Provo, Utah 84601.

	(c)	Citizenship:

The Reporting Persons are citizens of the United States of America.

	(d)	Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

	(e)	CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3		Not applicable

Item 4		Ownership.

Steven J. Lund:

	(a)	Steven J. Lund beneficially owns or may be deemed to beneficially own 3,380,750 shares of Class A Common Stock as follows: 741,365 shares of Class A Common Stock, and 2,639,385 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one for one basis at any time at the option of the holder. 653,595 shares of Class A Common Stock and 2,519,751 shares of Class B Common Stock are held by SJL NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

dispositive power with respect to the shares held by the limited liability company contributed by such reporting person. The filing of the above statement shall not be construed as an admission that Steven J. Lund is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 3,380,750 shares of Class A Common Stock referenced above: 35,000 shares of Class A Common Stock and 16,871 shares of Class B Common Stock held indirectly as a co-trustee for The Steven J. and Kalleen Lund Foundation; 52,770 shares of Class A Common Stock held indirectly as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust; and 102,762 shares of Class B Common Stock held indirectly as the sole trustee for The C and K Bryson Trust.

(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 2,639,385 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Steven J. Lund would beneficially own or may be deemed to beneficially own 3,380,750 shares of Class A Common Stock which would constitute 9.3 % of the number of shares of the then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 2,639,385 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, he would beneficially own or may be deemed to beneficially own 3,380,750 shares of Class A Common Stock which would constitute 0.7 % of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 2,639,385 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund, he would beneficially own or be deemed to beneficially own 741,365 shares of Class A Common Stock and 2,639,385 shares of Class B Common Stock which would constitute 5.2% of the aggregate voting power of the Issuer and 4.1 % of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 1,362,638 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has sole power to vote or direct the vote, Steven J. Lund would have sole power to vote or direct the vote of 1,689,435 shares of Class A Common Stock held as follows: 1,586,672 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings,

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company and 102,763 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Bryson Trust.

(ii) Assuming conversion of all outstanding 1,276,747 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has shared power to vote or direct the vote, Steven J. Lund would have shared power to vote or direct the vote of 1,691,315 shares of Class A Common Stock as follows: 1,586,674 shares of Class A Common Stock held by SJL NS-Holdings, LLC, which his wife has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; 51,871 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 52,770 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

(iii) Assuming conversion of all outstanding 1,362,638 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has sole power to dispose or direct the disposition, Steven J. Lund would have sole power to dispose or direct the disposition of 1,689,435 shares of Class A Common Stock held as follows: 1,586,672 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings, LLC with respect to which he has the sole power to dispose or direct the disposition pursuant to the governing documents of said limited liability company, and 102,763 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Bryson Trust.

(iv) Assuming conversion of all outstanding 1,276,747 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has shared power to dispose or direct the disposition, Steven J. Lund would have shared power to dispose or direct the disposition of 1,691,315 shares of Class A Common Stock as follows: 1,586,674 shares of Class A Common Stock held by SJL NS-Holdings, LLC, which his wife that she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company; 51,871 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 52,770 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

Kalleen Lund:

(a)	Kalleen Lund beneficially owns or may be deemed to beneficially own 1,691,315 shares of Class A Common Stock as follows: 414,568 shares of Class A Common Stock and 1,276,747 shares of Class B Common Stock, which may be converted on a one-for-one basis at any time at the option of the holder. 326,798 shares of Class A Common Stock and 1,259,876 shares of Class B Common

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

Stock are held by SJL NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company contributed by such reporting person. The filing of the above statement shall not be construed as an admission that Kalleen Lund is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 1,691,315 shares referenced above: 35,000 shares of Class A Common Stock and 16,871 shares of Class B Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 52,770 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,276,747 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, she would beneficially own or may be deemed to beneficially own 1,691,315 shares of Class A Common Stock which would constitute 4.8% of the number of shares of the then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,276,747 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, she would beneficially own or may be deemed to beneficially own 1,691,315 shares of Class A Common Stock which would constitute 0.3% of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 1,276,747 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kalleen Lund, she would beneficially own or be deemed to beneficially own 414,568 shares of Class A Common Stock and 1,276,747 shares of Class B Common Stock which would constitute 2.5% of the aggregate voting power of the Issuer and 2.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 1,259,876 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has sole power to vote or direct the vote, Kalleen Lund would have sole power to vote or direct the vote of

1,586,674 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(ii) Assuming conversion of all outstanding 16,871 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has shared power to vote or direct the vote, Kalleen Lund would have shared power to vote or direct the vote of 104,641 shares of Class A Common Stock as follows: 51,871 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 52,770 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

(iii) Assuming conversion of all outstanding 1,259,876 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has sole power to dispose or direct the disposition, Kalleen Lund would have sole power to dispose or direct the disposition of 1,586,674 shares of Class A Common Stock held indirectly as a co-manager of SJL NS-Holdings, LLC with respect to which she has the sole power to dispose or direct the disposition pursuant to the governing documents of said limited liability company.

(iv) Assuming conversion of all outstanding 16,871 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has shared power to dispose or direct the disposition, Kalleen Lund would have shared power to dispose or direct the disposition of 104,641 shares of Class A Common Stock as follows: 51,871 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 52,770 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

Item 5	Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SCHEDULE 13G (AMENDMENT NO. 5)
CUSIP NO.67018T-10-5

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ Steven J. Lund
By: Steven J. Lund
Dated: February 14, 2002

/S/ Kalleen Lund
By: Kalleen Lund
Dated: February 14, 2002